Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF CAPITAL INCREASE OF CGB

HIGHLIGHTS

•	The Transaction: China Guangfa Bank (“CGB”) proposes to issue additional shares in a total amount not exceeding RMB30,000 million in the near future. At the twelfth meeting of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”), the Board reviewed and approved that, to maintain its shareholding percentage in CGB, the Company intends to subscribe for approximately 1,869,586,305 additional shares to be issued by CGB at a price not exceeding RMB7.01 per share for a total consideration not exceeding RMB13,200 million (the “Transaction” or the “Investment”). The subscription price and subscription amount are subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. Upon the completion of the Transaction, the Company will hold 43.686% shares of the issued share capital of CGB after the capital increase, which remains unchanged from the Company’s shareholding percentage in CGB prior to the Transaction. As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements.

•	Abstention of Affiliated Persons: At the twelfth meeting of the fifth session of the Board, the Board adopted the proposal on the Investment in Jinxiu Project by the Company. Affiliated directors Mr. Yang Mingsheng and Mr. Liu Jiade abstained from voting on this proposal.

•	Impact of the Transaction on the Company: Through the subscription of capital increase of CGB, the Company will maintain its current shareholding percentage in CGB and its significant influence over the board of directors and the management of CGB. The Transaction will help to further enhance the comprehensive competitiveness of the Company, expand the business development and increase the overall investment income of the Company.

•	Risks of the Transaction: The Transaction involves risks in relation to the industry, the subject matter and approvals.

I.	Summary of the Connected Transaction

CGB proposes to issue additional shares in a total amount not exceeding RMB30,000 million in the near future. At the twelfth meeting of the fifth session of the Board, the Board reviewed and approved that, to maintain its shareholding percentage in CGB, the Company intends to subscribe for approximately 1,869,586,305 additional shares to be issued by CGB at a price not exceeding RMB7.01 per share for a total consideration not exceeding RMB13,200 million. The subscription price and subscription amount are subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. Upon the completion of the Transaction, the Company will hold 43.686% shares of the issued share capital of CGB after the capital increase, which remains unchanged from the Company’s shareholding percentage in CGB prior to the Transaction. As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements. The Transaction will not cause CGB to become a subsidiary of the Company or affect the scope of the consolidated financial statements of the group (the Company and its subsidiaries).

Commission File Number 001-31914

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), the Guidelines of Shanghai Stock Exchange for the Implementation of Connected Transactions of Listed Companies, the Interim Measures on the Administration of Connected Transactions for Insurance Companies and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because Mr. Yang Mingsheng, the Chairman of the Board, has been serving as the chairman of the board of directors of CGB, and Mr. Liu Jiade, a Non-executive Director of the Company, has been serving as a director of CGB, CGB is regarded as a connected person of the Company under the SSE Listing Rules, and the Transaction constitutes a connected transaction of the Company.

Till the Transaction, there were no other connected transactions of asset or equity acquisition between the Company and CGB in the past twelve months.

The Transaction proposed by the Company is not subject to the approval by the general meeting of shareholders of the Company. The Transaction does not constitute material asset restructuring under the Measures for the Administration of Material Asset Restructuring of Listed Companies.

II.	Background of the Connected Persons

Established in 1988, CGB, formerly known as Guangdong Development Bank, is one of the earliest-incorporated joint-stock commercial banks in the People’s Republic of China (the “PRC”). The registered capital of CGB is RMB15,402,397,264. Its registered address is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province, and its legal representative is Mr. Yang Mingsheng. The major shareholders of CGB are China Life Insurance Company Limited, State Grid Yingda International Holdings Group Limited and CITIC Trust Co., Ltd. As of December 31, 2016, CGB’s network has expanded to 804 branches in the PRC and the Macau Special Administrative Region that mainly cover developed areas, such as the Pearl River Delta, Yangtze River Delta and Circum-Bohai-Sea areas. CGB’s main businesses include corporate finance, retail finance, financial market business, and the fast-developing online financing business. As of December 31, 2016, CGB had audited total assets of approximately RMB2,047,592 million and audited net assets of approximately RMB105,974 million. For the year of 2016, the audited business income of CGB was approximately RMB55,318 million and the audited net profit of CGB was approximately RMB9,504 million.

Commission File Number 001-31914

III.	Major Terms and Conditions of the Connected Transaction and Performance Arrangement

1.	Subject Matter

The Company proposes to subscribe for some additional shares to be issued by CGB in order to maintain its shareholding percentage in CGB. The number of shares to be subscribed by the Company is approximately 1,869,586,305, which is subject to adjustment based on the filing price to be determined through the state-owned asset valuation process.

2.	Subscription Price

The Company proposes to subscribe for some additional shares to be issued by CGB at a price not exceeding RMB7.01 per share, which is subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. The aforesaid price was offered by CGB to each of its shareholders after considering the audited net assets value of CGB as of December 31, 2016 and premiums to such base value.

3.	Consideration

The total consideration of the Transaction will not exceed RMB13,200 million.

4.	Source of Funds

The Company will use its own funds to fund the Transaction.

As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements. The Company will duly perform information disclosure obligations in time upon the execution of relevant transaction agreements.

IV.	Purpose of the Transaction and Impact on the Company

Through the subscription of capital increase of CGB, the Company will maintain its current shareholding percentage in CGB and its significant influence over the board of directors and the management of CGB. The Transaction will help to further enhance the comprehensive competitiveness of the Company, expand the business development, increase the overall investment income of the Company and relieve asset allocation pressure of the Company.

V.	Risks of the Transaction

1.	Risk in relation to the industry

Impacted by factors such as economic cycle fluctuation and the trend of financial disintermediation, the banking industry may face risks including declination of asset quality, slowing of growth speed and decrease in profitability for some time in the future.

2.	Risk in relation to the subject matter

There are issues in various degrees in corporate governance, risk management, client base and other aspects of CGB which may need to be further improved. Potential non-performing assets may have an impact on the profitability of CGB in the future.

Commission File Number 001-31914

3.	Risk in relation to approvals

The subscription of capital increase of CGB by the Company is subject to the state-owned asset valuation and filing process and approvals by the Ministry of Finance of the PRC, China Insurance Regulatory Commission, China Banking Regulatory Commission and other regulatory authorities. There are uncertainties in the completion of the Transaction and the actual subscription amount by the Company.

VI.	Procedures of Review

1. The twelfth meeting of the fifth session of the Board reviewed and adopted the proposal on the Investment in Jinxiu Project by the Company, approved that the Company subscribes for the additional shares to be issued by CGB at a price not exceeding RMB7.01 per share for a total consideration not exceeding RMB13,200 million, and authorized the management of the Company to organize and implement all matters relevant to the Investment. Affiliated Directors Mr. Yang Mingsheng and Mr. Liu Jiade abstained from voting on this proposal. All of the unaffiliated Directors voted in favor of the Transaction unanimously.

2. All the Independent Directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion on the Transaction: The Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness. Terms of the agreement are at arm’s length. No harm to the interest of the Company or to the rights of the independent shareholders is detected. Relevant procedures of the Transaction are in conformity with provisions of applicable laws, regulations and the Articles of Association of the Company.

VII.	Documents Available for Review

1.	Resolution of the twelfth meeting of the fifth session of the Board; and

2.	Prior approval opinion and independent opinion of Independent Directors on the Transaction.

Board of Directors

China Life Insurance Company Limited

April 27, 2017